John H. Sellers (650) 843-5070 jsellers@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

November 22, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Russell Mancuso
Ruairi Regan

RE:	Enphase Energy, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 14, 2011
File No. 333-174925

Ladies and Gentlemen:

On behalf of Enphase Energy, Inc. (the “Company” or “Enphase”), we are transmitting for filing Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-174925 (the “Registration Statement”). We are also sending a courtesy package containing a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version of the Amendment that is marked to show changes to the Amendment No. 3 to Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 23, 2011, for the staff of the Commission (the “Staff”), in care of Mr. Ruairi Regan.

The Amendment is being filed in response to comments received from the Staff, by letter dated October 4, 2011, with respect to the Registration Statement (the “Comments”), as well as in a follow up informal telephone conversation with the Staff. The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Competitive Strengths, page 3

1. Given that you state in your response to prior comment 1 that you do not believe there is sufficient data available to make comparisons to other microinverter products, please revise your disclosure that your microinverter is industry leading in the last

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November 22, 2011

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paragraph on page 2 and elsewhere in your prospectus to more clearly reflect the status of your product.

In response to the Staff’s comment, the Company revised its disclosure on pages 2, 63 and 69 of the Amendment to remove the references to the “industry leading” when describing Enphase microinverters. The Company respectfully submits that it is still appropriate to refer to itself as “the market leader in the microinverter category” (or similar language) on pages 1, 3, 4, 39, 63, 68, 75, 76 and 77 since it was until recently the only manufacturer shipping microinverters in commercial volumes and remains the largest volume manufacturer of microinverters in the industry.

Business, page 63

2. Please tell us why you believe it is appropriate to present your California market share and your Americas market share based upon different metrics. Also, tell us whether your market share would be materially different if your used alternative metrics for the regions you describe, such as the number of installations, total wattage of installations in the “Americas” or total dollar sales volume in California.

The Company respectfully advises the Staff that IMS Research and California Solar Initiative (CSI) do not provide data that would enable the Company to present its California market share and Americas market share based on the same metrics. Therefore, the Company feels it is appropriate to present its California market share and its Americas market share based upon different metrics since that is the best information available. In response to the Staff’s comment, the Company has revised its disclosure on page 63 of the Amendment, to disclose the fact that the CSI data is based on the total wattage of installation as prominently as the fact that IMS Research data is based on the total dollar sales volume.

As a follow-up to a telephone conversation with the Staff, the Company supplementally provides to the Staff two charts representing the Company’s California Residential and Small Commercial Market Share for the period from July 2008 to September 2011, one based on the number of installations and the other based on the total wattage of installations, each derived from the CSI data. The Company also supplementally provides back-up materials for the two charts. The Company respectfully submits to the Staff that its California market share based on the number of installations and the total wattage of installations is substantially similar. For example, as of September 2011, the Company’s California Residential Market Share based on number of installations was 30.9%, while its Residential Market Share based on total wattage of installations was 27.6%. Similarly, as of September 2011, the Company’s California Small Commercial Market Share based on number of installations was 20%, while its Small Commercial Market Share based on total wattage of installations was 19.1%. Because these figures are substantially similar, the Company believes it is appropriate to present its

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November 22, 2011

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more conservative numbers for California market share based on total wattage of installations in the Registration Statement.

Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers

John H. Sellers

cc:	Paul B. Nahi, President and Chief Executive Officer, Enphase Energy, Inc.
Sanjeev Kumar, Chief Financial Officer, Enphase Energy, Inc.
Gary Caine, Deloitte & Touche LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP
Marina Remennik, Cooley LLP

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